

October 3, 2013

Via E-Mail
Leonard Sternheim
Chief Executive Officer and Chief Financial Officer
Mustang Alliances, Inc.
382 NE 191 Street Suite 46843
Miami, Florida 33179-3899

      Re: Mustang Alliances, Inc.
               Form 10-K for the Year Ended December 31, 2012
               Filed April 10, 2013
               Form 10-Q for the Quarter Ended June 30, 2013
               Filed August 19, 2013
               File No. 000-54212

Dear Mr. Sternheim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Note 6. Convertible Debts

1. We note your disclosure that in June 2013 you issued a convertible note of $1,350,000 with a conversion price of $.10 per share, and a 5-year warrant to purchase 13,500,000 shares of common stock at $.15 per share. Please tell us how you accounted for the warrants issued in connection with this convertible debt, and specifically how you allocated the proceeds from the sale of the convertible note between the debt instrument and the detachable warrants in accordance with the guidance in ASC 470-20-25-2. Also, we note that you recognized a debt discount of $1,300,000 which will be amortized over the terms of the debt. Please explain to us and revise to disclose the nature of this debt discount and how you calculated or determined the amount of the discount. Also, it

does not appear that this debt discount was recorded in APIC. Please tell us how you accounted for the discount.

2. We note that in connection with the issuance of the convertible note of $1,350,000 you recorded a contract settlement liability in the amount of $2,590,000 to reflect the value of the 3,500 ounces committed to be purchased. Please tell us how you determined or calculated the amount of this contract settlement liability and explain to us how you accounted for this liability. In this regard, it does not appear that you recognized an expense equal to the value of the liability at the time the liability was recognized. As part of your response, please tell us how you calculated or determined the $1,290,000 loss on product sales recognized in the statement of operations for the six months ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief